SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 17, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X              Form 40-F
                            ---------                 ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                        No         X
                            ---------                 ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release

                 LD 27-2 Oil Discovery Confirmed in Bohai Bay

(Beijing, May 17, 2002) -CNOOC Limited (the "Company", SEHK:883; NYSE: CEO) announced today that the Company and partners, ChevronTexaco and Petronas Carigali (the exploration and production arm of Petronas, Malaysia's state-owned petroleum corporation) have confirmed an oil discovery in the Liaodong Bay 02/31 Block in Bohai Bay, China. Appraisal well, LD 27-2-3, which was drilled in 21 meters of water to a total depth of 2,700 meters, encountered multiple oil zones in the Minghuazhen, Guantao, and Dongying Formations. Four light-oil zones were tested and yielded 33-36 API oil at a combined rate of 4,600 barrels per day. Under the production sharing contract, CNOOC Ltd has the right to take up to a 51% participating interest in the development of the oil discovery.

Located about 104 kilometers southeast of Qinghuangdao City, LD 27-2 structure had its first wildcat well LD 27-2-1 drilled in 2000 and encountered over 100 meters of oil show without tests. Since the end of 2001, two wells LD 27-2-2 and LD 27-2-3 were drilled.

"We are encouraged by the exploration success in LD 27-2 structure which is another piece of evidence of the huge oil potential in Bohai Bay," commented Mr. Ru Ke, Senior Vice President of CNOOC Ltd, "Several major discoveries have been made in Bohai Bay in recent years. The new discovery will further enlarge our reserves in the area which has become the largest producing area of CNOOC Ltd."

"We are very happy with the confirmation of high quality oil and high production rates from the LD 27-2 prospect," said Sam Snyder, Managing Director of ChevronTexaco's China Business Unit, "We will be working diligently with our partners, Petronas Carigali and CNOOC Ltd., to evaluate this discovery through further appraisal drilling."

This latest drilling success continues to build on the Company's enlarged portfolio of assets in China following the ChevronTexaco merger last year.


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Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major

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producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea
and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: May 17, 2002